Exhibit 3.1

Amendment to Articles of Incorporation

The Amended Articles of Incorporation of The E. W. Scripps Company (the “Corporation”) are hereby amended by adding the following paragraph at the end of Paragraph A. 3. Dividends and Distributions of Article FOURTH:

Notwithstanding anything to the contrary in these Amended Articles of Incorporation, pursuant to and in accordance with the transactions contemplated by the Master Transaction Agreement, dated as of July 30, 2014, by and among the Corporation, Scripps Media, Inc., Desk Spinco, Inc. (“Scripps Spinco”), Desk NP Operating, LLC, Desk NP Merger Co., Desk BC Merger, LLC, Journal Communications, Inc., Boat Spinco, Inc., Boat NP Merger Co., and Boat NP Newco, Inc. (the “Master Transaction Agreement”), the Corporation may distribute one share of common stock, $.01 par value, of Scripps Spinco with respect to each Class A Common Share of the Corporation outstanding at the time of such distribution and one share of common stock, $.01 par value, of Scripps Spinco with respect to each Common Voting Share of the Corporation outstanding at the time of such distribution, provided that each holder of Class A Common Shares then outstanding and each holder of Common Voting Shares then outstanding receives the identical class of shares of common stock of Scripps Spinco.